06008923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 15 2006

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48347 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Lugano Group Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

650 Poydras St. - Ste. 1400
(No and Street)

| New Orleans | LA | 70130-6116 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Mireskandari (504) 529-9752
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles F. Webb, CPA
(Name – *if individual, state last, first, middle name*)

| 616 Baronne Street, Suite 205 | New Orleans | LA | 70113 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Amir Mireskandari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Lugano Group Incorporated, as of February 23, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Paulette McGuire

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240□7a-5(e)(3).*

# THE LUGANO GROUP INCORPORATED
SEC File Number: 8-48347

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTAL SCHEDULES
## FOR THE YEAR ENDED DECEMBER 31, 2005
## AND
## INDEPENDENT AUDITOR'S REPORT
## AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

The Lugano Group Incorporated
650 Poydras Street - Ste. 1400
New Orleans, LA 70130-6116

I have audited the accompanying statement of financial condition of The Lugano Group Incorporated as of December 31, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of The Lugano Group Incorporated at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As described in Notes 4, due to a natural disaster the company did not operate the majority of the fourth quarter of 2005 and in July 2005 was sanctioned by its regulatory agency for certain non-financial violations. The effects of these conditions and events have placed hardship on the Company's operations. Management plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



616 BARONNE ST., SUITE 205 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558 EMAIL cfwebb1040@aol.com

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Charles F. Webb
Certified Public Accountant

February 27, 2006

THE LUGANO GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 117 |
| Receivable from brokers or dealers | | 1,958 |
| Other receivable | | 19,294 |
| Securities at market value | | 38,698 |
| Secured demand notes collateralized by investments | | 13,000 |
| Furniture and equipment, net of accumulated depreciation of $12,432 | | - |
| Organization Cost, net of accumulated amortization of $12,420 | | - |
| Total Assets | $ | 73,067 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Note payable - Noncurrent | $ | 1,200 |
| NASD settlement payable | | 25,000 |
| | | 26,200 |
| **SUBORDINATED LIABILITIES** | | |
| Liabilities subordinated to the claims of general creditors | | 13,000 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $1.00 par value, 10,000 authorized, 100 shares issued and outstanding | | 100 |
| Contributed capital | | 44,214 |
| Retained earnings | | (10,447) |
| | | 33,867 |
| Total Liabilities and Stockholders' Equity | $ | 73,067 |

See notes to financial statements.

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Lugano Group Incorporated was incorporated May 9, 1995 for the purpose of engaging in securities brokerage and investment research. The Company, along with other companies in this industry, is self-regulated by the National Association of Securities Dealers, Inc. The industry operates under the rules and regulation of the Securities Exchange Act of 1933 and 1934.

The accompanying financial statements have been prepared in accordance with generally accepted principles. The company maintains a modified accrual basis of accounting where revenues are recognized in the accounting period in which they become measurable and expenditures are recorded when incurred.

Property and equipment are recorded at cost. When property is sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included as income. Maintenance and repairs are expense as incurred.

Depreciation is provided using the straight-line methods over the useful lives of respective assets as follows -

| | |
|---|---|
| Equipment | 5 years |
| Furniture and fixtures | 3-7 years |

The furniture and equipment are fully depreciated. The amortization of organizational cost is for a period of sixty months beginning with the month the corporation commences business. The organizational cost is fully amortized.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operation and 15 to 1 thereafter. At December 31, 2005, the Company had net capital of $21,769, which was $16,769 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.

## NOTE 3 - SECURED DEMAND NOTE

This amount represents a loan to the Company collateralized by a certificate of deposit. As of December 31, 2005, the value of the certificate collateralized is $13,780.

## NOTE 4 – COMMITMENT & CONTINGENCIES

The Company is presently on a month-to-month rental agreement for lease office space.

Continuity Plan – Hurricane Katrina, which struck the Louisiana and Mississippi Gulf Coast area on August 29, 2005, required the implementation of the Company's emergency back-up plan. Customers were directed to the firm's website regarding its temporary location and contact information. Due to the mandatory evacuation of the City of New Orleans, the Company temporarily closed its New Orleans office and redirected customers to its clearing agent. The Company has not maintained registered personnel in New Orleans since August 29, 2005.

The Company is currently involved in Hurricanes Katrina disaster relief efforts and recommends donating to certain reputable relief organizations. A listing of the organizations is posted on the Company's website (www.luganogroup.com).

In July 2005, the Company submitted a letter of acceptance, waiver and consent to the National Association of Securities Dealers in which the firm was fined $25,000 and it and two principals were suspended. Without admitting or denying the allegations, management consented to the sanctions which also included providing no research services to clients for two years and retaining an outside consultant to review and make recommendations concerning the adequacy of the firm's policies and procedures. The NASD findings resulting in these sanctions included failure of the registered principals to (a.) complete required continuing education training, (b.) develop and implement a written anti-money laundering (AML) program, (c.) establish adequate supervisory procedures and (d.) made required disclosures and certifications in a research report that reported on a publicly traded entity.

These sanctions did not materially impact the financial condition of the Company, however, the effects of Hurricane Katrina and Rita severely damaged the results of operation for the quarter ended December 31, 2005. The Company is meeting the requirements of the sanctions and requested a waiver of the fines. The Company has adjusted its financial records to provide for payment of the fines.

## NOTE 5 - INSURANCE RISK

The Company has a fidelity bond with Theodore Liftman Insurance, Inc. The limit of liability is $25,000, and the deductible amount is $5,000.

**SCHEDULE I**

THE LUGANO GROUP, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2005

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Lugano Group Incorporated
650 Poydras Street - Ste. 1400
New Orleans, LA 70130-6116

In planning and performing my audit of the financial statements of The Lugano Group Incorporated (the Company) for the year ended December 31, 2005, of which I have issued my report thereon dated February 27, 2006, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



616 BARONNE ST., SUITE 205 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558 EMAIL cfwebb1040@aol.com

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act if 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulating of registered brokers and dealers and should not be used for any other purpose.

Charles F. Webb
Certified Public Accountant

February 27, 2006